Mail Stop 3561

May 15, 2008

Michael S. Gross
Chief Executive Officer
GSL Holdings, Inc.
500 Park Avenue, 5th Floor
New York, New York 10022

      Re: GSL Holdings, Inc.
              Registration Statement on Form F-4
              Filed April 18, 2008
              File No. 333-150309

Dear Mr. Gross:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of any written materials prepared by management or the underwriters and reviewed by the board in connection with its vote to approve the transaction.

2. Please consider adding diagram or a chart with graphics to help illustrate the narrative description of the parties and the transaction. This chart, or a separate chart, should also illustration the service providers and company chartering your vessels in such a way that it clarifies the various affiliations that exist.

Questions and Answers about the Proposals, page i

3. Please revise to provide a Q&A disclosing the date of Marathon's IPO, the amount of funds raised, as well as its termination date absent a business combination.

4. Please revise to disclose the percentage of the company that will be owned by your existing shareholders after the acquisition is complete.

What is the anticipated dividend policy after the Merger? page iv

5. Please revise the first sentence to remove the word "base" or tell us why it is necessary. It appears to suggest a floor beneath which the dividend will never go, which is inconsistent with disclosure elsewhere. Also revise to clarify that the dividends may include return of capital and revise the discussion under Dividend Policy to quantify what portion of the initial dividend is currently projected to be return of capital.

Summary, page 1

6. Please revise to eliminate marketing language throughout this section and elsewhere. For example, we note your reference to the "high quality" of Global Ship Lease's fleet on page 2, and the "extensive" background its management has in the shipping industry on page 2. Some of examples of where such marketing language is also found elsewhere include the "substantial" experience of its managers of page 19 and the reference to Apollo Management as a "leading" private equity firm on page 162. These are meant as examples only and revisions should be made throughout where appropriate.

The Merger and the Merger Agreement, page 3

7. Please disclose the estimated amount of fees and expenses that the company expects to incur to consummate the transaction.

Recommendation of the Boards of Directions and Reasons for the Merger, page 5

8. Please clarify whether the board concluded that the proposed transaction met all of the requirements detailed in the company's Form S-1.

Global Ship Lease Summary Financial Information, page 9

9. Since the operations of the Predecessor Group are not representative of the Company's operations going forward due to the change in the nature of operations from that of carrying cargo for third party customers, to that of chartering its

vessels to CMA CGM under long-term time charters, please revise to also disclose the Company's pro forma results of operations for the most recent annual period. These pro forma disclosures should be accompanied by a brief description explaining the nature and terms of the transactions reflected in the pro forma financial information.

Dividend Policy, page 40

10. Please revise this section to include a discussion of your expected ability to pay dividends based on the pro forma financial information included elsewhere in the registration statement and provide a table reflecting the amount of funds that would be available to pay dividends based on this pro forma financial information for 2007. MD&A should also be revised to include a discussion of the Company's expected ability to pay dividends following the completion of the merger and related transactions, based on the fiscal 2007 pro forma financial information.

Capitalization of Marathon, page 42

11. We note that your capitalization table is shown on an "as adjusted" basis to give effect to the issuance of 25,219,600 shares of common stock to CMA CGM in respect of the stock consideration portion of the merger. Please revise to separately present the three classes of common stock (Class A, B and C) that will be issued at the time of the merger, with the amount of shares and dollar value of each Class.

Background of the Merger, page 48

12. Please expand your disclosure in the third paragraph on page 51 to explain why it became evident that an agreement could be reached at this juncture.

13. Please revise to clarify whether any persons responsible for negotiating the agreements on behalf of each party are accepting any position or remuneration from any party in connection with this transaction, including payments for managing the company following the acquisition. If a negotiator is accepting a position with the company, including as a director, please revise to address whether this was a negotiated item, who negotiated it, and discuss how terms were set.

Fairness Opinion of Jefferies, page 59

14. Please disclose the fees payable to Jefferies on page 64, including whether any have already been paid, or are in any way contingent upon the consummation of the deal.

Other Transaction Agreements, page 75

15. We note from your disclosures that immediately prior to the merger, the applicable subsidiaries of Global Ship Lease will enter into amended and restated charter agreements, ship management agreements, and global expense agreement. Please tell us if any of the amended agreements are expected to result in significantly different payment amounts or terms. If so, please revise to disclose these expected changes and tell us how you have incorporated these amended agreements in the adjustments to the pro forma information.

Pro Forma Combined Financial Information, page 86

16. We note your disclosure that the unaudited pro forma financial statements have been prepared assuming two different levels of conversion of shares: assuming no conversion of shares; and assuming conversion of 8,003,166 shares (one less than 20% of the shares issued in the initial public offering). Please revise the notes to the pro forma financial statements to include a sensitivity analysis which reflects the potential adjustments to the balance sheet assuming certain levels of shares less than 19.9% are converted (i.e, 5%, 10%, etc.). See Article 11-02(b)(8) of Regulation SX.

17. We note your disclosure on page 86 that the unaudited pro forma combined financial information includes adjustments which give effect to events that are directly attributable to the transaction, expected to have a continuing impact and are factually supportable. Please note that pro forma balance sheet adjustments should be directly related to the merger and factually supportable, regardless of whether or not they have a continuing future impact or are non-recurring. Please revise to ensure you have included all pro forma balance sheet adjustments that meet these criteria.

18. We note from your disclosure on page 57 that the board of directors considered that the employment agreements signed by Global Ship Lease's management team mitigated the risk that these key employees would leave Global Ship Lease in the near term. Please tell us the nature and terms of any new compensation contracts with management as a result of the merger. If there are new compensation contracts that are directly a result of the merger, please revise your pro forma financial statements to include disclosure of the contractual terms and the applicable pro forma adjustments.

Pro Forma Combined Balance Sheet, page 87

19. We note that your pro forma balance sheet does not separately identify the three classes of common stock that will be issued in the merger. Please revise the face of your pro forma balance sheet to disclose for each class of common shares, the

number of shares to be issued or outstanding, as appropriate, and the dollar amount thereof.   If convertible, this fact should also be indicated on the face of the balance sheet. See Rule 5-02(30) of Regulation SX.

20. We note from your disclosure on page 31 that if Marathon completes the merger, members of Marathon's management team will receive reimbursement of certain out-of-pocket expenses incurred. To the extent the amount is factually supportable, please revise to include a pro forma balance sheet adjustment to reflect the accrual of this reimbursement.

21. We note from your disclosure on page 164 that prior to the completion of this offering, you expect to adopt an equity incentive plan providing for the grant of up to 1,500,000 share grants, options, share appreciation rights or similar awards, a portion of which would be granted at the closing of the Merger subject to vesting provisions. Please tell us if the nature, terms and amount of awards you intend to make under this incentive plan in connection with the initial public offering. Also, please revise the pro forma financial statements to include adjustments for the accrual of compensation expense, as applicable.

Unaudited Pro Forma Combined Income Statement, page 88

22. We note that the weighted average number of shares outstanding used for the pro forma EPS calculation assuming no conversion is calculated using the Marathon shares that are not subject to possible conversion. In light of the fact that this EPS calculation reflects no conversion of any Marathon shares, we would expect that the number of Marathon shares used in the calculation would be 49,410,850, the total amount of outstanding common shares. Please advise or revise accordingly. Additionally it appears that, the weighted average shares used in the pro forma EPS computation assuming maximum conversion, should be calculated using Marathon shares of 41,407,684 rather than a reduction of 8,003,166 shares from 41,407,684, which is what is presented. Please revise.

23. Also, if the shares subject to possible conversion share differently in earnings and/or dividends as Marathon's financial statements appear to indicate, then the "two-class" method should be used for Marathon's historical EPS in the pro forma statement of income in accordance with paragraph A61 of SFAS No. 128 and EITF 03-6. Please advise or revise as appropriate.

24. We note from your disclosures on page 40 and elsewhere in the filing, that subsequent to the merger, the three classes of common shares will participate differently in the payment of dividends. Please revise your pro forma earnings per share calculations to reflect the "two-class" method of computing earnings per share, as applicable. Also, the notes to the pro forma financial information should

be revised to discuss the differences in dividend distribution between the three classes of common shares. See paragraph A61 of SFAS No. 128 and EITF 03-6.

Notes to Pro Forma Combined Financial Statements, page 89

Note C, page 89

25. We note that you have allocated a portion of the purchase price to the intangible asset related to purchase agreements that are below market value and to an intangible liability related to unfavorable leases on the vessels. Please explain to us how you determined whether a portion of the purchase price should also be allocated to the customer-related intangible asset due to the contractual relationship established between Global Ship Lease and CMA CGM. Please see SEC Staff speech by Chad Kokenge at the 2003 31st AICPA National Conference on Current SEC Developments.

Note C(1), page 90

26. We note that the fair value of the Class B and C common shares has been discounted based on entitlement to dividends. Please explain to us, and in your footnote disclosures, how you determined the amount of the discount for the Class B and Class C shares.

Note C(2), page 90

27. We note that this adjustment reflects payment of costs related to the Merger, including advisory fees, legal fees, accounting fees, and other miscellaneous transaction fees. Please explain to us, and revise your note to disclose, how these amounts are factually supportable.

Note C(7), page 90

28. Please tell us and explain in footnote (7) how you calculated or determined the fair value of the below market charters which have been assigned fair values aggregating $68,819 in the allocation of the purchase price for the merger transaction.

Note E, page 90

29. We note that this adjustment reflects the funding of the acquisition of the two newly built vessels from Global Ship Lease's former parent company with $188 million of restricted cash. In light of the fact that it appears that these vessels have been included in the balance sheet as vessels in operation as of December

31, 2007, please tell us why the cash will not transferred to CMA CGM until after the merger.

Note M, page 91

30. We note that this adjustment reflects the repayment of 8,003,166 shares of common stock converted at an initial per share conversion price of $7.72 plus interest allocated net of taxes. Please revise your note to disclose how you calculated the $7.72 and to indicate if that amount is subject to change.

Notes to Pro Forma Combined Income Statement, page 91

Note R, page 92

31. We note that this adjustment includes the effect of the global expense agreement with CMA Ships that would have reduced Global Ship Lease's vessel expenses by $1.1 million in total for the year ended December 31, 2007. In light of the fact that the global cap agreement indicates a maximum amount of operating expenses that will be reimbursed to the Ship Manager, please explain to us why the adjustment for several of the ships is an increase in vessel expenses due to the global cap agreement.

Note T, page 93

32. We note your disclosure that the estimated directors fees and expenses and salaries and benefits are based upon current estimates by Marathon. Please tell us how these estimates were determined and why you believe the amounts are factually supportable. If they are based on draft or existing agreements, please revise your disclosure to indicate that assumption.

Note W, page 94

33. We note your disclosure that this adjustment reflects interest expense on post-merger long-term debt balance of $2,297 from January 1, 2007 to November 11, 2007. In light of the fact that Global Ship Lease has already borrowed $401,100 on the revolving credit facility, please tell us how you determined that the balance from January 1, 2007 to November 11, 2007 would only be $2,297 if the merger occurred on January 1, 2007.

Results of Operations, page 102

34. We note your disclosure that the increase in depreciation expense is mitigated by the fact that two of the vessels were depreciated in British Pounds in 2006 while they were depreciated in U.S. dollars in 2007. Please explain to us why there was

a change in the currency used for depreciating these vessels and tell us the dollar amount of this change. Also, please tell us, and revise your disclosure to indicate your policy for choosing the currency in which to depreciate vessels. Additionally, please explain to us the nature of the revision of the vessels' scrap value due to the steady increase of the price of steel. It appears that this change may be a change in estimate and should be disclosed as such in the notes to the financial statements. Please advise or revise accordingly.

Global Ship Lease's Credit Facility, page 105

35. We note that your disclosure of outstanding credit facility amounts subsequent to the merger are estimated on the assumption that no common shares of Marathon are converted. Please revise your disclosure in MD&A to discuss the potential effects on the credit facility assuming the maximum amount of shares (8,003,166) are converted in connection with the merger.

36. Please revise to disclose here the how the interest rate will operate, including detailing how the margin will depend on the leverage ratio and how the leverage ratio is defined.

Table of Contractual Obligations, page 107

37. We note your disclosure that the contractual obligations presented in the table represent Global Ship Lease's estimates of future payments under fixed contractual obligations and commitments as of December 31, 2007 without giving effect to the transactions contemplated by the merger agreement. Please revise your table of contractual obligations to include the amount owed on the shareholder loan as of December 31, 2007.

38. According to your pro forma condensed balance sheet on page 87, Global Ship Lease has long-term debt of $401,100 outstanding as of December 31, 2007, some of which will be paid down upon the proposed merger. However, no information has been provided with respect to GSL Holding's future contractual payment obligations including its long-term debt obligations. In this regard, we believe management should include a pro forma contractual obligations table to help an investor understand the nature, type and amounts of GSL Holdings long-term contractual obligations upon consummation of the merger.

Global Ship Lease's Competitive Strengths, page 127

39. We note that your second bullet point on page 127 compares the weighted average age of your fleet to the non-weighted average age of the world containership fleet. We also note that numerous places throughout the document you reference only the weighted average age of your fleet. Please revise here and

throughout to also disclose the non-weighted average age of your fleet. The revision here will provide a more helpful comparison of your fleet to the world fleet, and revising throughout will enable investors to better assess the average age of the vessels in your fleet without the figure being skewed by the newer vessels of your fleet which are substantially larger in size.

Global Ship Lease's Business Strategies, page 128

40. Please revise the last bullet point on page 129 to quantify your available capacity and your projected indebtedness under the credit facility, giving effect to your intent to fund acquisitions, expansion, and capital expenditures so that investors can evaluate your financial strength and flexibility.

Inspection by Classification Societies, page 133

41. Please expand your disclosure in the first full paragraph on page 134 to discuss in greater detail what it means that six of the vessels in Global Ship Lease's initial fleet currently have recommendations, and three of the vessels in its contracted fleet are also known to have recommendations and conditions of class. If necessary, also revise the comparable disclosure on page 16 to provide greater clarify. In addition, reconcile your disclosure here with the disclosure on page 142 that indicates that only five of the vessels of the initial fleet have recommendations.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Marathon, page 155

42. Please revise to include a section discussing the results of operations during the periods presented in the audited financial statements. The discussion should include the reasons for the changes between periods in income statement line items such as formation and general and administrative costs and interest income. See Item 303 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 169

43. Please advise us why you have opted to exclude shares underlying sponsor warrants.

Material U.S. Federal Income Tax Consequences, page 192

44. If you are intending to file a short form tax opinion, please revise to delete your characterization of the tax consequences to U.S. holders as a "discussion" or as a "summary" throughout because your disclosure appears to indicate that you are receiving an opinion and clarify that this is the opinion. Please also file the form

of the tax opinion as an exhibit with your next amendment and include it on the list of exhibits, as we may have comments.

45. We do not believe it is appropriate to provide a tax discussion and then indicate each investor is "advised" or "urged" to consult their own tax advisor. You may revise throughout to indicate that an investor may want to consult with an advisor as to their individual circumstances. Please make corresponding revisions on page 65.

Legal Matters, page 202

46. Please revise the first sentence to state that counsel "is" providing an opinion on the validity of the securities being registered.

Audited Financial Statements of Global Ship Lease

47. We note that the financial position, results of operations and cash flows reflected in the financial statements for the year ended December 31, 2006 and the majority of the year ended December 31, 2007 will not be representative of the Company's operations in future periods, since the combined financial statements include only 159 ship days in December when the 10 secondhand vessels were owned by Global Ship Lease and operated by it in its business as a vessel owner chartering out its vessels on long-term time charters. In light of this change in operations that occurred in December 2007, please include a bold faced heading on the face of your financial statements indicating that the financial statements are not indicative of those that would have been achieved had Global Ship Lease operated as an independent , stand-alone entity for the period presented.

Combined Balance Sheets, page F-3

48. We note from your disclosure in Note 1 and Note 6, that it appears that the historical cost of the two new vessels acquired from CMA CGM in January 2008 have been included in your balance sheet as of December 31, 2007. Please explain to us why you believe it is appropriate to include the value of these assets in your balance sheet as of December 31, 2007 in light of your disclosure that you did not take delivery of these vessels until January 2008. Also, please tell us the date when the cash was transferred by Global Ship Lease, Inc. to CMA CGM for the purchase of these vessels, as it appears from the balance sheet that the assets may be overstated since the restricted cash to be used in January 2008 to purchase the two vessels is included in current assets on the balance sheet as of December 31, 2007 and fixed assets also reflect the value of the two new vessels.

Combined Statements of Cash Flows, page F-5

49. We note that cash flows from investing activities for the year ended December 31, 2007 includes $183,713 for the acquisition of other vessels. Please explain to us whether this amount relates to the initial 10 vessels or the 2 newbuildings to be acquired from CMA CGM. Also, please tell us the amount of cash, if any, paid to CMA CGM for the initial 10 vessels transferred to Global Ship Lease in December 2007.

Combined Statements of Stockholder's Equity, page F-6

50. We note that you have recorded the "other effect of the transfer of the initial 10 vessels" as an adjustment of "due to CMA CGM" and accumulated other comprehensive income. Please explain to us the nature of the amounts included in this adjustment and tell us why you believe the adjustment is appropriate. Also, please tell us how the amounts were determined or calculated.

Audited Financial Statements of Marathon Acquisition Corp.

Balance Sheets, page F-27

51. We note that your balance sheet includes common stock subject to possible conversion which is valued at $7.72 per share as of December 31, 2007 and 2006. Please tell us, and revise your notes to the financial statements to disclose, the terms under which up to 20% of your outstanding common shares may be converted into a right to receive cash of $7.72 per share.

52. We note that there is a possibility that up to 8,003,166 shares (one share less than 20%) may be redeemed by current shareholders in connection with the merger and related transactions. Please revise to include a pro forma balance sheet alongside the historical balance sheet, showing the effects of this potential redemption of common shares on stockholders' equity. Also, please include a note to the audited financial statements which includes a sensitivity analysis which reflects the potential adjustments to stockholders' equity assuming various levels of shares other than one less than 20% are redeemed by the current stockholders (i.e, 5%, 10%, etc.).

Statements of Operations, page F-28

53. We note that net income is reduced by an amount of $1,402,721 for interest attributable to common stock subject to possible conversion (net of income taxes of $1,156,989). Please explain to us, and revise your notes to the financial statements to disclose, how this amount is determined or calculated. Also, tell us why there was no amount recorded for this interest for the period April 27, 2006

through December 31, 2006. Also, please revise your notes to include your accounting policy for interest attributable to common stock subject to possible conversion.

Note 4. Note Payable to Affiliate and Related Party Transaction

54. We note the disclosure indicating that on August 30, 2006, an entity owned and controlled by the Company's chairman, chief executive officer and secretary, purchased an aggregate of 5,500,000 warrants at a price of $1 per warrant from the Company. Please tell us and explain in the notes to the financial statements how the purchase price for these warrants was determined. Also, if the Company believes the purchase price paid for these warrants is representative of their fair value at the date of purchase, please explain the basis or rationale for this conclusion. In addition, please revise to disclose the exercise price for these warrants.

Other

55. Please revise the notes to the financial statements to include a subsequent events footnote which discloses the significant terms of the merger agreement that has been entered into by Marathon and Global Ship Lease. As part of these disclosures, please indicate the significant rights and privileges of the various classes of shares that will be issued as part of the merger consideration and explain how these shares will be valued. Also, please revise the notes to the financial statements for Global Ship Lease and Marathon and MD&A to discuss the nature and significant terms of the various agreements that will be entered into by each of these parties in connection with the merger transaction.

56. Please include currently dated consents of your independent registered accountants in any future amendments to your Form F-4 registration statement.

57. Please consider the financial statement updating requirements outlined in Item 8.A of Form 20-F.

Signature Page

58. Please include the signature of the principal accounting officer in future filings.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director

cc: <u>Via Facsimile (212) 455-2502</u>
       Edward Chung, Esq.
       Simpson Thacher & Bartlett LLP